

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 8, 2017

<u>Via E-Mail</u>
Mr. Martin A. Sumichrast
Chairman, Chief Executive Officer, and President
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

> **Re: Level Brands, Inc.**
> **Draft Registration Statement**
> **Submitted February 10, 2017**
> **CIK No. 0001644903**

Dear Mr. Sumichrast:

We reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please provide updated interim financial statements and related information as required by Rule 8-08 of Regulation S-X.

2. Provide us copies of any artwork that you intend to use as soon as possible for our review. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

3. Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement's Facing Page

4. The EDGAR system indicates that your primary standard industrial code number is 2844 and not 2300. Please revise.

Prospectus' Outside Front Cover Page

5. Your fee table suggests that you are registering the offering of underwriters' warrants and the underlying common stock. Please revise your cover page to state that you are also offering warrants to the underwriters as well as the number of shares of common stock underlying the warrants.

Prospectus Summary, page 5

6. In the last paragraph on page 5, you describe your business model as utilizing a "disruptive approach in the marketplace." Please elaborate on what about your business model is disruptive as you have explained the meaning of that term.

7. In the first paragraph on page 6, please explain what you mean when you say that you are a "branding and marketing" company. From disclosure throughout the prospectus, it appears that you develop and sell hair products, and that you would like to expand into men's products and entertainment. Please clarify.

Summary Historical Financial Data, page 10

8. We note footnote (1) related to the pro forma as adjusted disclosures indicates that you are giving pro forma effect to the 1:5 reverse stock split that occurred on December 5, 2016. However, we also note disclosures on page 3 and in the consolidated financial statements that indicate all share and per share information in your filing appropriately give effect to the 1:5 reverse stock split. Please correct footnote (1). Please also correct related pro forma disclosures under capitalization on page 26 and dilution on page 27.

Our chief executive officer was recently appointed…and is involved in other businesses that can impact his time devoted to our company, page 11

9. Disclosure that Mr. Martin A. Sumichrast's involvement in other businesses could impact his time and attention to the company's business appears inconsistent with disclosure on page 1 of his employment agreement filed as exhibit 10.9 to the registration statement that he is to devote "substantially" all of his business time and attention to the company's business and affairs. Please reconcile the disclosures.

Results of Operations, page 30

10. We note that sales for fiscal 2016 primarily consisted of the following products: The Iron (approximately 21% of revenues), Fearless (approximately 5% of revenues), Fierce (approximately 5% of revenues), and five other products each at approximately 4% of revenues. Please identify what makes up the remaining 49% of fiscal 2016 sales.

Liquidity and Capital Resources, page 31

11. Based on your working capital deficit and negative operating cash flows, please more fully disclose and discuss known trends or demands and commitments that will or are reasonably likely to result in liquidity materially increasing or decreasing. Please also more fully disclose and discuss the actions that you have taken or intend to take to remedy the current deficiencies.

Critical Accounting Policies, page 32

12. Please disclose and discuss the critical accounting policies and estimates that required significant management judgement. It appears to us, at a minimum, that you should enhance your disclosures related to sales returns and allowances and intangible assets.

Product Development, page 36

13. We note that your products are conceptualized in-house and that formulas are developed utilizing the services of third party contractors. Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities as required by Item 101(h)(4)(x) of Regulation S-K.

Encore Endeavor 1 (EE1), page 40

14. Elaborate on your contractual agreements with Bertelsmann Music Group. Additionally, advise what consideration you have given to filing the contractual agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management, page 43

15. If applicable, describe any of the events specified in Item 401(f) of Regulation S-K that occurred during the past 10 years and that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, or executive officer.

Our History, page 42

16. In the second paragraph of this section, where you discuss the acquisition of Beauty & Pin-Ups, please clarify, if true, that the 12% and 10% membership interests that you issued to Mr. Priel Maman and Sigan Industries Group were membership interests of your subsidiary, Beauty & Pin-Ups, LLC rather than interests in Level Brands.

Directors and Executive Officers, page 43

17. In the biographical paragraph of Mr. Martin A. Sumichrast, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Director Nominees, page 44

18. File the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act. To the extent that any of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.

Corporate Governance and Nominating Committee, page 48

19. Specify the two directors beginning in March 2017 whom the board of directors determines are independent within the meaning of Rule 5605 of the NASDAQ Marketplace Rules.

Certain Relationships and Related Party Transactions, page 54

20. In the first paragraph, please clarify that you have disclosed all transactions in which the amount involved exceeds the lesser of $120,000 and 1% of your average of your total assets at year-end for the last two completed fiscal years. Based on your audited balance sheet, this appears to require disclosure of related party transactions where the amount involved is $17,230 or more. Please see Item 403(d)(1) to Regulation S-K.

Transactions with Affiliates of Mr. Shriver, page 55

21. In the first bullet point relating to Best Buddies International, please clarify whether the charitable contribution that you have made and are required to make is in the form of cash or stock. Please also file a copy of this agreement as an exhibit to the registration statement.

Transactions with affiliates of G. Tyler Runnels . . . , page 55

22. In the second bullet point under this subheading, please clarify whether you will be required to pay any "tail fee" on the proceeds of this offering to T.R. Winston & Co.

Representatives' Warrants, page 62

23. We note that your fee table includes representative's warrants and underlying common stock. In your discussion of registration rights in this section, please clarify whether you are currently registering the issuance of the representative's warrants and underlying common stock in satisfaction of any registration rights held by the representative.

Consolidated Balance Sheets, page F-2

24. Given the significance of your line of credit and the related interest payable, please revise the related balance sheet line items to indicate that they are due to a related party.

Note 1 – Organization and Summary of Significant Accounting Policies, Revenue Recognition, page F-8

25. Please disclose when risk of loss and title to products are transferred to your customers.

26. We note your disclosure that you allow customers to return unsold products if and when they meet certain established criteria as set forth in company trade terms. Please more fully explain the specific nature of the criteria and how you considered them in your revenue recognition policy. Please specifically address the account receivable payment terms related to your significant customer, including if its payments to you are in any way contingent on its sale of your products to its customers. In addition, due to your reliance on a significant customer during fiscal 2016 and your lack of material historical sales data, please more fully explain how and why you believe that you are reasonably able to estimate sales returns and allowances.

Note 2 – Intangible Assets, page F-12

27. In regard to the transaction with BPUNY, please more fully address the following:

- Indicate who controlled BPUNY, including if they are/were a related party;

- Explain how you determined that you did not acquire a business for which additional historical and pro forma financial statements could be required pursuant to Rules 8-04 and 8-05 of Regulation S-X;

- Identify the specific nature and amount of any intangible assets in addition to the trademark that you acquired; and

- Explain the specific nature of the trademark that you acquired, how you determined its fair value, and how you determined that it has an indefinite life.

Note 3 – Inventory, page F-12

28. It is not clear to us why it is appropriate to include prepaid inventory, which appears to be essentially a deposit, in your tabular disclosures of inventory components or why you identify both the first and last lines in your tabular disclosures as finished goods. Please clarify or revise.

Note 6 – Related Party Transactions, page F-13; Note 7 – Shareholders' Equity, page F-14

29. We note several transactions where shares were issued for services, charitable contributions, or to satisfy obligations. Please disclose how you valued shares that you issued for services, charitable contributions, and obligations.

Note 13 – Subsequent Events, page F-20

30. Please indicate the date through which subsequent events were evaluated. Please also disclose whether that date is the date that the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

31. In your updated financial statements, please ensure your disclosures adequately disclose and discuss your accounting for the following transactions:

- The issuance of $2,125,000 8% convertible promissory notes and warrants, including your consideration of whether the notes include a beneficial conversion feature. In this regard, we note the conversion terms relative to the per share cash price for common stock during fiscal 2016;

- The acquisition of a 51% ownership in IM1 in exchange for 583,000 shares of common stock, including to whom the shares were issued, how they were accounted for, and whether additional historical and pro forma financial statements are required pursuant to Rules 8-04 and 8-05 of Regulation S-X; and

- The acquisition of a 51% ownership in EE1 in exchange for 283,000 shares of common stock, including to whom the shares were issued, how they were accounted for, and whether additional historical and pro forma financial statements are required pursuant to Rules 8-04 and 8-05 of Regulation S-X.

Recent Sales of Unregistered Securities, page II-2

32. State the value of the shares of common stock issued to EE1 Holdings, LLC and IM1 Holdings, LLC in January 2017 as consideration for the purchase of Class A membership interests. See Item 701(c) of Regulation S-K.

Undertakings, page II-4

33. Provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Index to Exhibits, page II-7

34. Revise the caption to exhibit 10.7 to reflect that the termination agreement dated September 30, 2016 is by and between Siskey Capital, LLC and Level Beauty Group, Inc.

Exhibits 10.15, 10.20, and 10.21

35. You did not file all attachments to the exhibits. For example, refer to exhibit A of exhibit 10.15, exhibit B to exhibit 10.20, and exhibit B to exhibit 10.21. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting an attachment to an exhibit. Please refile the exhibits in their entirety with all attachments.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
       Brian A. Pearlman, Esq.
       Charles B. Pearlman, Esq.
       Pearlman Law Group LLP
       2200 Corporate Boulevard, N.W., Suite 210
       Boca Raton, FL 33431